SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of: June 30, 2003

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]             No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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                                     - 2 -



     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated June 25, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 BERKLEY RESOURCES INC.
                                                 (Registrant)




Date:   July 11, 2003                            /s/ Matt Wayrynen
                                                 -------------------------------
                                                 Matt Wayrynen, President

                                    Exhibit 1
                                    ---------

                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (604) 682-3600





June 25, 2003                                 Trading Symbol:  TSX Venture - BKS



                                  NEWS RELEASE
                                  ------------


Gibralt  Capital  Corp.  has  sold  1,700,000  common  shares  of  the  Company, representing approximately 25% of the total issued shares, as to 1,275,000 shares to a large investment management institution acting on behalf of a mutual fund (the "fund"), and as to 425,000 to an arm's length private individual.

The Fund did not previously hold any other securities of the Company. The Fund will therefore hold common shares representing 18.76% of the total issued and outstanding shares of the Company. The Fund intends to hold the shares for investment purposes only, as a passive investor. There will not be any change in the management or Board of Directors of the Company as a result of the share transfer.


On behalf of the Board of Directors

Signed:

"Matt Wayrynen"
President & CEO



  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release